Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

TO:    All PepsiCo Europe Employees
RE:    PepsiCo Proposal to Acquire PBG and PAS

Dear Friends and Colleagues,

As announced today, PepsiCo has reached agreements to acquire all of the outstanding shares of common stock it does not already own in our two largest anchor bottlers, The Pepsi Bottling Group (PBG) and PepsiAmericas (PAS). The merger of the businesses, which is subject to shareholder and regulatory approvals, would be a major strategic move to create a much more consolidated PepsiCo beverage business.

The change would strategically transform our business model across Europe, as well as in the U.S., Canada and Mexico.  It reflects the new operating realities of our global marketplace:  continued customer consolidation, the emergence of new competitors and the major growth of non-carbonated beverages; all of which require us to think and operate quite differently in terms of redefining our right to succeed by taking a total system wide view of our assets and organization.

For PepsiCo Europe, the change would be transformational.  It would increase our revenues by about 35% and expand our manufacturing footprint by 27 plants.  At the same time, we would welcome a further 17,000 associates of PAS and PBG from across Europe, directly into our business.

Merging the businesses would create important new opportunities.  For example, in Russia and Eastern Europe, where we have scale businesses, it would allow us to accelerate the outstanding “Power of One” work that is already under way and enable us to further strengthen our position as a leading food and beverage company.  We would be able to simplify our operations with the potential to further integrate the successful Lebedyansky juice business, exploring opportunities to extend the model to Ukraine and other emerging markets in East and Central Europe. The prospects for strategic advancement are equally exciting in markets like Spain, Turkey and Romania where would have opportunities to fully leverage Power of One.

As I see it, bringing the three businesses together will provide a broad range of benefits.  We’ll be able to bring innovation to the marketplace more quickly and efficiently, serve our customers and consumers better and more fully leverage the scale and power of our beverage and snack portfolio.

I plan to share more information with you over the coming weeks and months, as this process moves toward completion.

In the meantime, I’d also like to pay a heartfelt tribute to all of you for such terrific focus and determination in spite of what is clearly a tough year across all business sectors in Europe. Your collective discipline and tenacity in executing against a clear set of priorities is absolutely pivotal in enabling us to successfully manage through the macro economic slowdown, delivering strong bottom line results and share performance. I’m proud of what the team has delivered and confident in the tremendous teams and growth plans we are building for the long terms consistent with our vision of becoming Europe’s premier Food and Beverage company.

A key part of that successful focus on both the short and long term is of course, reflected in our close partnership with PBG and PAS. I’d encourage all of us to remain tightly disciplined in working closely on the immediate needs of our businesses whilst we also start to work together on the significant opportunities ahead.

Thanks for your continued support.

Zein

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.